MARCH 27, 2014

VIA EDGAR AND FEDEX

Jennifer Monick

Senior Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	HCP, Inc.
Form 10-K for fiscal year ended December 31, 2013
Filed on February 11, 2014
File Number: 001-08895

Dear Ms. Monick:

HCP, Inc. hereby submits this letter in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated March 13, 2014. For your convenience, the Staff’s comments have been reprinted in italics below and our responses are in bold print. References to “we”, “our” or the “Company” in this response are to HCP, Inc.

Form 10-K for the year ended December 31, 2013

Financial Statements, page F-2

Notes to Consolidated Financial Statements, page F-8

(7) Loans Receivable, page F-23

1.              Please tell us how you complied with the disclosure requirements in ASC 310-10-50.

Our responses, that address how we complied with ASC 310-10-50, are presented under the respective paragraphs of the disclosure requirements. Additionally, excerpts from the notes to our Consolidated Financial Statements, as presented in our 2013 Form 10-K, are italicized and bold print.

ASC 310-10-50 DISCLOSURE

•                  GENERAL

50-1                                   This subsection provides the following disclosure guidance for receivables, off-balance-sheet credit exposures, and foreclosed and repossessed assets:

a.              Accounting policies for loans and trade receivables

b.              Assets serving as collateral

c.               Nonaccrual and past due financing receivables

d.              Accounting policies for off-balance-sheet credit exposures

e.               Foreclosed and repossessed assets

f.                Allowance for credit losses

g.               Impaired loans

h.              Loss contingencies

i.                  Risks and uncertainties

j.                 Fair value disclosures

k.              Credit quality information

l.                  Modifications

•                  ACCOUNTING POLICIES FOR LOANS AND TRADE RECEIVABLES

50-1A                          The guidance in paragraphs 310-10-50-2 through 50-4A applies only to the following financing receivables:

a.              Loans

b.              Trade receivables

50-2                                   The summary of significant accounting policies shall include the following:

a.              The basis for accounting for loans and trade receivables

Response:  Note 2 Page F-10: Loans receivable are classified as held-for-investment based on management’s intent and ability to hold the loans for the foreseeable future or to maturity. Loans are transferred from held-for-investment to held-for-sale when management’s intent is to no longer hold the loans for the foreseeable future. Loans held-for-sale are recorded at the lower of cost or fair value.

b.              The method used in determining the lower of cost or fair value of nonmortgage loans held for sale (that is, aggregate or individual asset basis)

Response:  Loans acquired or originated by us have been either repaid or settled; we currently do not have loans held-for-sale or a history of selling our loans.

c.               The classification and method of accounting for interest-only strips, loans, other receivables, or retained interests in securitizations that can be contractually prepaid or otherwise settled in a way that the holder would not recover substantially all of its recorded investment

Response:  We do not have financing receivables that can be prepaid or otherwise settled in a way that we would not recover our recorded investment for any of the periods presented.

d.              The method for recognizing interest income on loan and trade receivables, including a statement about the entity’s policy for treatment of related fees and costs, including the method of amortizing net deferred fees or costs.

Response:  Note 2 page F-9: The Company recognizes interest income on loans, including the amortization of discounts and premiums, using the interest method. The interest method is applied on a loan by loan basis when collectibility of the future payments is reasonably assured. Premiums and discounts are recognized as yield adjustments over the term of the related loans.

50-3                                   If major categories of loans or trade receivables are not presented separately in the balance sheet (see paragraph 310-10-45-2), they shall be presented in the notes to the financial statements.

Response:  Note 7 page F-23: The table in Note 7 categorizes loans receivable as either “Real Estate Secured Loans” or “Other Secured Loans”.

50-4                                   The allowance for credit losses (also referred to as the allowance for doubtful accounts) and, as applicable, any unearned income, any unamortized premiums and discounts, and any net unamortized deferred fees and costs, shall be disclosed in the financial statements.

Response:  Note 7 page F-23: The table in Note 7 details the “allowance for loan losses” and “unamortized discounts, fees and costs” of our loans.

50-4A                          Except for credit card receivables, an entity shall disclose its policy for charging off uncollectible trade accounts receivable that have both of the following characteristics:

a.              They have a contractual maturity of one year or less.

b.              They arose from the sale of goods or services.

Response:  We have not held trade receivables for any of the periods presented.

•                  ASSETS SERVING AS COLLATERAL

50-5                                   For required disclosures of the carrying amount of loans, trade receivables, securities and financial instruments that serve as collateral for borrowings, see paragraph 860-30-50-1A.

Response:  We do not have loans outstanding for any of the periods presented that served as collateral for our borrowings.

•                  NONACCRUAL AND PAST DUE FINANCING RECEIVABLES

50-5A                          The guidance in paragraphs 310-10-50-6 through 50-8 does not apply to loans acquired with deteriorated credit quality (accounted for under Subtopic 310-30).

50-5B                          The guidance in paragraphs 310-10-50-6 through 50-7A shall be provided by class of financing receivable except for the following financing receivables:

a.              Receivables measured at fair value with changes in fair value reported in earnings

b.              Receivables measured at lower of cost or fair value

c.               Trade accounts receivable, except for credit card receivables, that have both of the following characteristics:

1.              They have a contractual maturity of one year or less.

2.              They arose from the sale of goods or services.

d.              Participant loans in defined contribution pension plans.

50-6                                   An entity’s summary of significant accounting policies for financing receivables shall include all of the following:

a.              The policy for placing financing receivables, if applicable, on nonaccrual status (or discontinuing accrual of interest)

Response:  Note 2 page F-10: Loans and Direct Financing Leases (“DFLs”) are placed on nonaccrual status when management determines that the collectibility of contractual amounts is not reasonably assured.

b.              The policy for recording payments received on nonaccrual financing receivables, if applicable

Response: Note 2 page F-10: While on non-accrual status, loans and DFLs are either accounted for on a cash basis, in which income is recognized only upon receipt of cash, or on a cost-recovery basis, where cash receipts reduce the carrying value of the loan or DFL, based on the Company’s expectation of future collectibility.

c.               The policy for resuming accrual of interest

Response: There have been no instances of resuming, nor do we expect in the near term to resume, accrual of interest on financing receivables that were placed on non-accrual for any of the periods presented.

However, in future filings we will update our policies regarding nonaccrual status loans and DFLs discussed in subsection 50-6a, 50-6b and 50-6c with the following:

While on nonaccrual status, loans and DFLs are either accounted for on a cost recovery or cash basis. If the ultimate collectibility of the recorded nonaccrual DFL or loan balance is in doubt, the cost recovery method is used and cash collected is applied to first reduce the carrying value of the loan or DFL. Otherwise, the cash basis is used, whereby income may be recognized to the extent cash is received. Generally, the Company returns a loan or DFL to accrual status when all delinquent payments become current under the terms of the loan or lease agreements and collectibility of remaining loan or lease payments is no longer in doubt.

d.              Subparagraph superseded by Accounting Standards Update No. 2010-20

e.               The policy for determining past due or delinquency status.

Response: Past due or delinquency status occurs when the borrower or lessee is delinquent on their payments to us by greater than five business days.  We believe that delinquency is a trailing indicator and not as effective in evaluating the collectibility of our finance receivables. Earlier indications that collectibility is not reasonably assured are identified through our ongoing credit quality review process, as described in our response to paragraph 50-29 below. Further, we evaluate finance receivables on an individual basis.

50-7                                   An entity shall provide both of the following disclosures related to nonaccrual and past due financing receivables as of each balance sheet date:

a.              The recorded investment in financing receivables on nonaccrual status

Response: Below are our recorded investments in financing receivables on nonaccrual status:

Note 6 page F-21. Disclosed that the carrying amount of a 14-property senior housing portfolio (the “DFL Portfolio”) on nonaccrual status is $376 million.

Note 7 page F-24. Disclosed that the carrying value of the Delphis loan on nonaccrual status was $18.1 million and $30.7 million at December 31, 2013 and 2012, respectively.

b.              The recorded investment in financing receivables past due 90 days or more and still accruing.

Response: For any of the periods presented, we did not have financing receivables outstanding that were past due 90 days or more that continued to accrue interest.

50-7A                          An entity shall provide an analysis of the age of the recorded investment in financing receivables at the end of the reporting period that are past due, as determined by the entity’s policy.

Response: Delphis is our only financing receivable that is past due.  However, consistent with our response in paragraph 50-6e, a policy that determines past due or delinquency status or the age of the delinquent financing receivable is not as effective in evaluating the collectibility of our financing receivables.

50-7B                          The guidance in paragraph 310-10-50-7A does not apply to the following financing receivables:

a.              Receivables measured at fair value with changes in fair value reported in earnings

b.              Receivables measured at lower of cost or fair value

c.               Except for credit card receivables, trade accounts receivable that have both of the following characteristics:

1.              They have a contractual maturity of one year or less.

2.              They arose from the sale of goods or services.

d.              Participant loans in defined contribution pension plans.

50-8                                   For trade receivables that do not accrue interest until a specified period has elapsed, nonaccrual status would be the point when accrual is suspended after the receivable becomes past due.

Response:  We did not have trade receivables for any of the periods presented.

•                  ACCOUNTING POLICIES FOR OFF-BALANCE-SHEET CREDIT EXPOSURES

50-9                                   In addition to disclosures required by Subtopic 450-20, an entity shall disclose a description of the accounting policies and methodology the entity used to estimate its liability for off-balance-sheet credit exposures and related charges for those credit exposures. Such a description shall identify the factors that influenced management’s judgment (for example, historical losses and existing economic conditions) and a discussion of risk elements relevant to particular categories of financial instruments.

Response: We did not have, nor do we expect to have, any meaningful exposure to off-balance-sheet credit risk for any of the periods presented.

50-10                            Off-balance-sheet credit exposures refers to credit exposures on off-balance-sheet loan commitments, standby letters of credit, financial guarantees, and other similar instruments, except for instruments within the scope of Topic 815.

•                  FORECLOSED AND REPOSSESSED ASSETS

50-11                            Paragraph 310-10-45-3 states that foreclosed and repossessed assets included in other assets on the balance sheet shall have separate disclosures in the notes to financial statements.

Response:  We did not have foreclosed or repossessed assets for any of the periods presented.

•                  ALLOWANCE FOR CREDIT LOSSES RELATED TO FINANCING RECEIVABLES

50-11A                   The guidance in paragraph 310-10-50-11B does not apply to the following financing receivables:

a.              Financing receivables listed in paragraph 310-10-50-7B

b.              Lessor’s net investments in leveraged leases.

50-11B                   An entity shall disclose all of the following by portfolio segment:

a.              A description of the entity’s accounting policies and methodology used to estimate the allowance for credit losses, including all of the following:

1.              A description of the factors that influenced management’s judgment, including both of the following:

i.            Historical losses

ii.        Existing economic conditions.

Response:  We apply a single policy and methodology to estimate allowances for credit losses.  Our policy is as follows:

Note 2 page F-10: Allowances are established for loans and DFLs based upon an estimate of probable losses on an individual basis if they are determined to be impaired. Loans and DFLs are impaired when it is deemed probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan or lease. An allowance is based upon the Company’s assessment of the borrower’s or lessee’s overall financial condition, economic resources, payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the net realizable value of any collateral. These estimates consider all available evidence including the expected future cash flows discounted at the loan’s or DFL’s effective interest rate, fair value of collateral, general economic conditions and trends, historical and industry loss experience and other relevant factors, as appropriate.

2.              A discussion of risk characteristics relevant to each portfolio segment

Response:  Note 2 page F-10. Described above under paragraph 50-11B-a1

3.              Identification of any changes to the entity’s accounting policies or methodology from the prior period and the entity’s rationale for the change.

Response:  We did not make changes to our policies or methodology for any of the periods presented.

b.              A description of the policy for charging off uncollectible financing receivables

Response:  Charge offs of uncollectible financing receivables are analogous to our provisions for loan or DFL losses; our allowance policy is described herein under paragraph 50-11B-a1.

c.               The activity in the allowance for credit losses for each period, including all of the following:

1.              The balance in the allowance at the beginning and end of each period

2.              Current period provision

3.              Direct write-downs charged against the allowance

4.              Recoveries of amounts previously charged off.

Response:  Our allowance for credit losses has not had activity since a September 2011 $15.4 million provision related to our Delphis loan, which is disclosed in Note 17; $10 million of this provision was recorded in loans receivable and the balance of $5.4 million was recorded in other assets. The beginning and ending balances as of December 31, 2013 and 2012 appear on Note 7 page F-23. There have been no direct write-downs or recoveries related to this allowance for credit losses.

d.              The quantitative effect of changes identified in item (a)(3) on item (c)(2)

Response:  There have not been changes to our policies or methodology for any of the periods presented.

e.               The amount of any significant purchases of financing receivables during each reporting period

Response:  Note 3 details our HCR ManorCare acquisition; Note 7 details our purchases of Barchester’s Healthcare subordinated debt and acquired participations in the HCR ManorCare and Genesis HealthCare loans.

f.                The amount of any significant sales of financing receivables or reclassifications of financing receivables to held for sale during each reporting period

Response:  We did not sell or reclassify financing receivables to held for sale for any of the periods presented.

g.               The balance in the allowance for credit losses at the end of each period disaggregated on the basis of the entity’s impairment method.

Response:  Our allowance for loan credit losses for each of the reporting periods relates only to our Delphis loan, which allowance was determined through a single methodology.

h.              The recorded investment in financing receivables at the end of each period related to each balance in the allowance for credit losses, disaggregated on the basis of the entity’s impairment methodology in the same manner as the disclosure in item (g).

Response:  Discussed above under subsection 50-11B-g.

50-11C                   To disaggregate the information required by items (g) and (h) in the preceding paragraph on the basis of the impairment methodology, an entity shall separately disclose the following amounts:

a.              Amounts collectively evaluated for impairment (determined under Subtopic 450-20)

b.              Amounts individually evaluated for impairment (determined under Section 310-10-35)

c.               Amounts related to loans acquired with deteriorated credit quality (determined under Subtopic 310-30).

Response:  Discussed above under subsection 50-11B-g.

50-12                            Paragraph superseded by Accounting Standards Update No. 2010-20

50-13                            Paragraph superseded by Accounting Standards Update No. 2010-20

50-14                            Asset valuation allowances required by paragraph 210-10-45-13 shall have an appropriate disclosure.

Response:  We have made the necessary disclosures for asset valuation allowances required under paragraph 210-10-45-13.

•                  IMPAIRED LOANS

50-14A                   For each class of financing receivable, an entity shall disclose both of the following for loans that meet the definition of an impaired loan in paragraphs 310-10-35-16 through 35-17 (individually evaluated for impairment):

a.              The accounting for impaired loans

Response:  Note 2 page F-10: Loans and DFLs are impaired when it is deemed probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan or lease. An allowance is based upon the Company’s assessment of the borrower’s or lessee’s overall financial condition, economic resources, payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the net realizable value of any collateral. These estimates consider all available evidence including the expected future cash flows discounted at the loan’s or DFL’s effective interest rate, fair value of collateral, general economic conditions and trends, historical and industry loss experience and other relevant factors, as appropriate.

b.              The amount of impaired loans.

Response:  Note 7 page F-24: The following is the disclosure of our Delphis loan, which is our only loan that is impaired:

Delphis Operations, L.P. Loan.  The Company holds a secured term loan made to Delphis Operations, L.P. (“Delphis” or the “Borrower”) that is collateralized by all of the assets of the Borrower. The Borrower’s collateral is comprised primarily of interests in partnerships operating surgical facilities, of which one partnership leases a property owned by the Company. In December 2009, the Company determined that the loan was impaired. Further, in January 2011 the Company placed the loan on cost-recovery status, whereby accrual of interest income was suspended, and any payments received from the Borrower are applied to reduce the recorded investment in the loan.

As part of a March 2012 agreement (the “2012 Agreement”) between Delphis, certain past and current principals of Delphis and the Cirrus Group, LLC (the “Guarantors”), and the Company, the Company agreed, among other things, to allow the distribution of $1.5 million to certain of the Guarantors from funds generated from sales of assets that were pledged as additional collateral for this loan. Further, the Company, as part of the 2012 Agreement, agreed to provide financial incentives to the Borrower regarding the liquidation of the primary collateral assets for this loan.

Pursuant to the 2012 Agreement, the Company received the remaining cash ($4.8 million, after reducing this amount by $0.5 million for related legal expenses) and other consideration ($2.1 million) of $6.9 million from the Guarantors. In addition, during 2012, the Company received $38.1 million in net proceeds from the sales of two of the primary collateral assets, which proceeds, together with the cash payments and other consideration, were applied to reduce the carrying value of the loan. The carrying value of the loan, net of an allowance for loan losses of $13 million, was $18.1 million and $30.7 million at December 31, 2013 and 2012, respectively. At December 31, 2013, the Company believes the fair value of the collateral supporting this loan is in excess of its carrying value. During the years ended December 31, 2013, 2012 and 2011, the Company received cash payments of $12.6 million, $43 million and $2.1 million, respectively.

50-15                            An entity shall disclose all of the following information about loans that meet the definition of an impaired loan in paragraphs 310-10-35-16 through 35-17 by class of financing receivable:

a.              As of the date of each statement of financial position presented:

1.              Subparagraph superseded by Accounting Standards Update No. 2010-20

2.              Subparagraph superseded by Accounting Standards Update No. 2010-20

3.              The recorded investment in the impaired loans and both of the following:

i.                  The amount of that recorded investment for which there is a related allowance for credit losses determined in accordance with Section 310-10-35 and the amount of that allowance

Response:  Disclosed as presented under paragraph 50-14A-b.

ii.               The amount of that recorded investment for which there is no related allowance for credit losses determined in accordance with Section 310-10-35.

Response:  We did not have an impaired loan that has no related allowance for any of the periods presented.

4.              The total unpaid principal balance of the impaired loans.

Response:  We disclose the carrying value and the related allowance for our Delphis loan.  The sum of its two amounts represents its unpaid principal.

b.              The entity’s policy for recognizing interest income on impaired loans, including how cash receipts are recorded

Response:  Our only impaired loan is on nonaccrual status. Note 2 page F-10: The interest method is applied on a loan-by-loan basis when collectibility of the future payments is reasonably assured. Loans and DFLs are placed on non-accrual status when management determines that the collectibility of contractual amounts is not reasonably assured. While on non-accrual status, loans and DFLs are either accounted for on a cash basis, in which income is recognized only upon receipt of cash, or on a cost-recovery basis, were cash receipts reduce the carrying value of the loan or DFL, based on the Company’s expectation of future collectibility.

c.               For each period for which results of operations are presented:

1.              The average recorded investment in the impaired loans

Response:  Delphis is our only impaired loan for periods presented.

2.              The related amount of interest income recognized during the time within that period that the loans were impaired

Response:  We have not recognized interest income for our Delphis loan (our only impaired loan) for any of the periods presented.

3.              The amount of interest income recognized using a cash-basis method of accounting during the time within that period that the loans were impaired, if practicable.

Response:  We have not recognized interest income for our Delphis loan for any of the periods presented.

d.              The entity’s policy for determining which loans the entity assesses for impairment under Section 310-10-35

Response:  As described in our discussion under subsection 50-29, we assess the credit quality of our financing receivables on a monthly basis.  Note 2 page F-9. Loans and DFLs are impaired when it is deemed probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan or lease.

e.               The factors considered in determining that the loan is impaired.

Response:  Disclosed as presented under paragraph 50-14A-b.

50-16                            Those disclosures shall be provided for impaired loans that have been charged off partially. Those disclosures cannot be provided for loans that have been charged off fully because both the recorded investment and the allowance for credit losses will equal zero.

50-17                            This guidance does not specify how a creditor shall calculate the average recorded investment in the impaired loans during the reporting period. A creditor shall develop an appropriate method for that calculation. Averages based on month-end balances may be considered an appropriate method.

50-18                            Information about loans meeting the scope of Subtopic 310-30 shall be included in the disclosures required by paragraph 310-10-50-15(a) through (b) if the condition in paragraphs 320-10-35-18 through 35-34 or 450-20-25-2(a), as discussed in paragraphs 310-30-35-8(a) and 310-30-35-10(a), is met.

50-19                            Paragraphs 310-10-45-5 through 45-6 explain that a creditor that measures impairment based on the present value of expected future cash flows is permitted to report the entire change in present value as bad-debt expense but may also report the change in present value attributable to the passage of time as interest income. Creditors that choose the latter alternative shall disclose the amount of interest income that represents the change in present value attributable to the passage of time.

Response:  The Delphis provision for loan losses was entirely presented in the “Impairment” financial statement caption in our consolidated statements of income.

50-20                            The following table summarizes the scope of the disclosure requirements in paragraph 310-10-50-15.

“Required Disclosures about the Recorded Investment in Loans That Meet the Definition of an Impaired Loan in Paragraphs 310-10-35-16 through 35-17” (A) (B) (B)(C) (C)(D) Description of Loans The Total Recorded Investment in the Impaired Loans Unpaid Principal Balance of the Impaired Loan The Amount of the Recorded Investment in (A) for Which There Is A Related Allowance for Credit Losses The Amount of the Recorded Investment in (A) for Which There Is No Related Allowance for Credit Losses “Loans that meet the definition of an impaired loan in paragraphs 310-10-35-16 through 35-17 and that have not been charged off fully, separately reported by class” Included. The amount disclosed in (A) must equal the sum of (B) and (C) and (D). Included. Included if there is a related allowance for credit losses. Included if there is no related allowance for credit losses. Loans that meet the definition of an impaired loan in paragraphs 310-10-35-16 through 35-17 and that have been charged off fully excluded. The recorded investment and allowance for credit losses are equal to zero. Large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and other loans that are excluded from the scope of this Subtopic as defined in paragraph 310-10-35-13 Excluded unless restructured in a troubled debt restructuring (see paragraph 310-40-35-9 for requirements for a restructured loan).

•                  LOSS CONTINGENCIES

50-21                            Paragraph 450-20-50-3 provides disclosure guidance for circumstances in which no accrual is made for a loss contingency because one or both of the conditions in paragraph 450-20-25-2 (probable and reasonably estimated) are not met, or if an exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 450-20-25-2. The disclosures required by paragraphs 450-20-50-3 through 50-6 do not apply to loss contingencies arising from an entity’s estimation of its allowance for credit losses.

50-22                            Paragraph superseded by Accounting Standards Update No. 2010-20

50-23                            Paragraph superseded by Accounting Standards Update No. 2010-20

50-24                            See Section 450-20-50 for further guidance on required disclosures for loss contingencies.

Response:  We determined that no incremental disclosure was necessary based on our review of Section 450-20-50.

•                  RISKS AND UNCERTAINTIES

50-25                            Certain loan products have contractual terms that expose entities to risks and uncertainties that fall into one or more categories, as discussed in paragraph 275-10-50-1. See Section 275-10-50 for disclosure guidance related to those loan products.

Response:  We evaluated the disclosure guidance under Section 275-10-50 and determined that we made the necessary disclosures under this guidance regarding our financing receivables.

•                  FAIR VALUE DISCLOSURES

50-26                            Section 825-10-50 provides guidance on the required disclosure of fair values of certain assets and liabilities. Paragraph 825-10-50-14 explains that, for trade receivables and payables, no disclosure is required under that Subtopic if the carrying amount approximates fair value.

Response:  We evaluated the disclosure guidance under Section 825-10-50 and determined that we made the necessary disclosures under this guidance regarding our financing receivables.

•                  CREDIT QUALITY INFORMATION

50-27                            The guidance in paragraphs 310-10-50-28 through 50-30 does not apply to the financing receivables listed in paragraph 310-10-50-7B.

50-28                            An entity shall provide information that enables financial statement users to do both of the following:

a.              Understand how and to what extent management monitors the credit quality of its financing receivables in an ongoing manner

b.              Assess the quantitative and qualitative risks arising from the credit quality of its financing receivables.

Response:  Note 2 page F-10. The Company monitors the liquidity and creditworthiness of its tenants and operators on a continuous basis. This evaluation considers industry and economic conditions, property performance, credit enhancements and other factors.

50-29                            To meet the objective in the preceding paragraph, an entity shall provide quantitative and qualitative information by class about the credit quality of financing receivables, including all of the following:

a.              A description of the credit quality indicator

Response:  Individual and portfolio property performance represents our main credit quality indicator for leases and other financing receivables. Specifically, our monthly and quarterly evaluation of property performance includes a review of financial statements, operating metrics and other data provided by our tenants, borrowers and operators as well as local, regional and national industry and economic conditions.  We review the: (i) individual property, portfolio and guarantor lease or debt service coverage (primarily 12-months in arrears, which is an industry standard); and (ii) leased or collateral property operating performance including revenue, expense, net operating income, occupancy, patient admissions and census, quality mix, rental rate and reimbursement trends, EBITDA, liquidity and capital expenditures as they may be applicable to an individual property or portfolio performance.

b.              The recorded investment in financing receivables by credit quality indicator

Response:  The recorded investments in DFLs and loans are presented in Notes 6 and 7.  We evaluate our collateral dependent DFLs and loans by evaluating the respective property or guarantor level performance.

c.               For each credit quality indicator, the date or range of dates in which the information was updated for that credit quality indicator.

Response:  We evaluate lease and debt services coverage on a monthly and quarterly basis.  Tenants and operators furnish detailed monthly and quarterly operating statistics, financial statements and other data. We evaluate the information on a trailing twelve and three month basis one quarter in arrears and present the data in our Supplemental Report furnished in Form 8-K on a quarterly basis.

In future filings, we will clarify that our policy under paragraph 50-28b applies to operating leases, DFLs and other financing receivables and clarify our references to “continuous basis” and  “property performance” as follows:

“The Company evaluates the liquidity and creditworthiness of its tenant, operators and borrowers on a monthly and quarterly basis. Our evaluation considers industry and economic conditions, individual and portfolio property performance, credit enhancements, liquidity and other factors. Our tenants, borrowers and operators furnish property, portfolio and guarantor/operator-level financial statements, among other information, on a monthly or quarterly basis; we utilize this financial information to calculate the lease or debt service coverages that we use as a primary credit quality indicator. Lease and debt service coverage information is evaluated together with other property, portfolio and operator performance information, including revenue, expense, net operating income, occupancy, rental rate, reimbursement trends, capital expenditures and EBITDA, along with liquidity. We evaluate, on a monthly basis or immediately upon a change in circumstances, our tenants’, operators’ and borrowers’ ability to service their obligations with us.

50-30                            If an entity discloses internal risk ratings, then the entity shall provide qualitative information on how those internal risk ratings relate to the likelihood of loss.

Response:   We have not disclosed internal risk ratings, for any of the periods presented.

•                  MODIFICATIONS

50-31                            Except as noted in the following paragraph, the guidance in paragraphs 310-10-50-33 through 50-34 applies only to a creditor’s troubled debt restructurings of financing receivables. For purposes of this disclosure guidance, a creditor’s modification of a lease receivable that meets the definition of a troubled debt restructuring is subject to this disclosure guidance.

50-32                            This guidance does not apply to troubled debt restructurings of either of the following:

a.              Financing receivables listed in paragraph 310-10-50-7B

b.              Loans acquired with deteriorated credit quality (determined under Subtopic 310-30) that are accounted for within a pool.

50-33                            For each period for which a statement of income is presented, an entity shall disclose the following about troubled debt restructurings of financing receivables that occurred during the period:

a.              By class of financing receivable, qualitative and quantitative information, including both of the following:

1.              How the financing receivables were modified

2.              The financial effects of the modifications.

b.              By portfolio segment, qualitative information about how such modifications are factored into the determination of the allowance for credit losses.

Response:  Delphis Loan is our single impaired and modified loan; the adequacy of the allowance of this loan has been based on the fair value of its collateral. The modifications in 2012 were factored in our analysis; however, the modifications did not result in an incremental impairment.

50-34                            For each period for which a statement of income is presented, an entity shall disclose the following for financing receivables modified as troubled debt restructurings within the previous 12 months and for which there was a payment default during the period:

a.              By class of financing receivable, qualitative and quantitative information about those defaulted financing receivables, including both of the following:

1.              The types of financing receivables that defaulted

2.              The amount of financing receivables that defaulted.

b.                    By portfolio segment, qualitative information about how such defaults are factored into the determination of the allowance for credit losses.

Response:  Note 7 page F-24 under the heading of the Delphis Loan, our single impaired and modified loan, addresses the disclosures in subsection.

•                  LOANS IN PROCESS OF FORECLOSURE

50-35                            An entity shall disclose the recorded investment of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process according to local requirements of the applicable jurisdiction.

Response:  We have not originated or purchased any consumer mortgage loans for any of the periods presented.

Exhibit 99.1

Consolidated Financial Statements of HCR ManorCare, Inc., page 1

Notes to Consolidated Financial Statements, page 7

5. Income Taxes, page 15

2.              Please tell us what evidence existed at December 31, 2013 that did not exist in prior periods that resulted in HCR ManorCare, Inc. to conclude that a valuation allowance should be recorded during the year ended December 31, 2013.

Response:  HCP, Inc. includes the audited financial statements of HCR ManorCare, Inc. as an exhibit to our Form 10-K to allow our investors to evaluate the risk of our revenue and asset concentration related to this lessee.  HCR ManorCare, Inc. is a privately held company not otherwise subject to SEC filing requirements or Management Discussion and Analysis disclosures. We have obtained the following information from HCR ManorCare, Inc. in response to your inquiry.

“HCR ManorCare, Inc. annually evaluates available evidence, both positive and negative, to determine whether a valuation allowance is necessary relative to its deferred tax assets. The process involves scheduling the reversals of existing taxable temporary differences over the long term reversal period taking into account taxable income in carryback years and available tax planning strategies.  The company also takes into account future taxable income exclusive of reversing temporary differences.  The fact that the company had a three-year cumulative financial reporting loss would generally be significant negative evidence of the ability to rely on such future income for realization of the asset.  However, except for a 2011 goodwill and intangible asset impairment charge which created no tax deduction, the company has recent three-year cumulative profits and is not in a tax loss carryforward position. Therefore, following the guidance in ASC 740-10-30-22, the company considers the cumulative financial reporting loss to be an aberration rather than a continuing condition and includes future taxable income in its analysis.

The projection of future income requires management’s judgment in assessing industry trends and future profitability.  Each year, management has made an estimate of future taxable income for the deferred tax valuation allowance analysis using assumptions and projections that are consistent with those used for other accounting and business purposes.  Recent profit and losses (after factoring out unusual or non-recurring items) are considered the most objectively verifiable evidence and provide the basis for the future projections.  In years prior to 2013, the projections of future taxable income over the scheduling period were sufficient to fully utilize the deferred tax asset, notwithstanding industry challenges that primarily began in late 2011 when the Centers for Medicare & Medicaid (CMS) imposed a reduction of over 11% in payments to skilled nursing facilities.

Operating income for 2013, while improved from 2012, fell short of expected results.  In the long-term care segment, a substantial portion of the company’s skilled nursing patients come directly from hospital settings.  In 2013, most hospitals across the country reported lower than expected occupancy, which correspondingly resulted in lower occupancy for the skilled nursing industry, including HCR ManorCare.  The reimbursement environment also continued to be challenging with no material increases in reimbursement rates and, in some states, mid-year reductions to Medicaid rates.  Revenue was further reduced beginning April 1, 2013 when government spending reductions required by the Budget Control Act of 2011 cut all Medicare provider payments by two percent. The lower than expected patient volume coupled with the additional reimbursement reductions caused the company’s 2013 revenue to be lower than expected.  While operating expenses were also somewhat lower than expected, overall levels of profitability were lower than assumed in the prior years’ projections.

Given that the 2013 operating results provided the most objectively verifiable evidence for forecasting future taxable income, in the 2013 analysis, management appropriately modified certain of its assumptions and projections for the future resulting in lowered overall income projections for 2014 and the future years included in the scheduling period.  In determining its forecasts and weighing the evidence, other positive and negative evidence was also carefully considered.

The 2013 analysis led management to conclude for the first time that it was more-likely-than-not that only a portion of the deferred tax asset would be realized.   Based on this evaluation, the valuation allowance was increased to $400.7 million, which represents the amount of deferred tax asset that is more-likely-than-not to be unrealized.”

In connection with responding to your comments, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response. Should you have any questions, please call the undersigned at (562) 733-5137.

Very truly yours,

/s/ TIMOTHY M. SCHOEN
Timothy M. Schoen
Executive Vice President and
Chief Financial Officer

cc:        James W. Mercer, Esq.

Scott A. Anderson

Jose M. Castro

Troy E. McHenry, Esq.